EXHIBIT 1

INCREDIMAIL ANNOUNCES RECORD DATE AND PAYMENT DATE OF CASH DIVIDEND

TEL AVIV, ISRAEL – December 10, 2009 - IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today announced the record and payment dates of its previously announced 2009 interim cash dividend of $3.8 million, which is approximately $0.40 per ordinary share of the Company.  This 2009 interim cash dividend follows the payment of a prior dividend by the Company on or about July 28, 2009.

The Company set the record and payment dates of the cash dividend after receiving the requisite tax-pre-ruling from the Israeli Tax Authority.

The record date has been set as the close of the NASDAQ Global Market on December 21, 2009.  The dividend will be payable to the Company's shareholders of record with a payment date on or about December 30, 2009. The dividend will be paid to the Company's shareholders net of taxes withheld at the source pursuant to the applicable provisions of Israeli law.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com